February 15, 2011

Via EDGAR

John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: American Eagle Outfitters, Inc.

Comment Letter dated February 9, 2011

Form 10-K for the Fiscal Year Ended January 30, 2010

Filed March 26, 2010

File No. 001-33338

Dear Mr. Reynolds:

American Eagle Outfitters, Inc. (the "Company") respectfully responds to the comments in your letter dated February 9, 2011 as set forth below.

General

Comment:

We note your response to the comment in our letter dated January 24, 2011, and we reissue that comment.  We note that you have not included all of the exhibits to the Exhibit 10.1 to your Form 8-K filed on November 29, 2010.  Please confirm that you will file a complete copy of this exhibit with your next Exchange Act periodic report, rather than filing the missing exhibit, as you stated in your supplemental response.

Response:

The Company confirms that we will file with our Form 10-K for the fiscal year ended January 29, 2011 another copy of Exhibit 10.1 to our Form 8-K filed on November 29, 2010 together with copies of each exhibit thereto.

If you have any questions with regard to the foregoing or require further information, please contact the undersigned at (412) 432-3373.

Thank you for your assistance with this matter.

Very truly yours,

/s/ Neil Bulman, Jr.
Neil Bulman, Jr.
Vice President and General Counsel